

January 10, 2012

<u>Via E-mail</u>
Mr. Clayton I. Gamber
 Chief Executive Officer
AvStar Aviation Group, Inc.
3600 Gessner, Suite 220
Houston, Texas 77063

> **Re:** **AvStar Aviation Group, Inc.**
> **Termination of auditor/client relationship**
> **File No. 0-30503**

Dear Mr. Gamber:

As we advised you in our telephone conversation on January 10, 2012, we have received notification from the independent registered public accounting firm of Clay Thomas, P.C. that its auditor/client relationship with you has been terminated. You should file an Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that your auditor/client relationship with Clay Thomas, P.C. ended.

Item 304 of Regulation S-K describes the disclosures required by Item 4.01 Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as possible so they can file their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. They should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the Form 8-K.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant